FLEXIBLE SOLUTIONS INTERNATIONAL, INC.
                            #206-920 Hillside Avenue
                             Victoria, B. C. V8T 1Z8
                                 (250) 477-9969


                                February 11, 2014


Jeffrey Gordon
Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C. 20549

      Re:   Flexible Solutions International, Inc.


Dear Mr. Gordon:

      With respect to the Company's filings made pursuant to the Securities Exchange Act of 1934, the Company acknowledges the following:

     o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                 Very Truly Yours,

                                 FLEXIBLE SOLUTIONS INTERNATIONAL, INC.

                                 /s/ Daniel B. O'Brien

                                 Daniel B. O'Brien
                                 President and Chief Executive Officer